UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:			Date Examination completed:
811-06243			May 20, 2020

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Strategic Series

Franklin Biotechnology Discovery Fund
Franklin Flexible Alpha Bond Fund
Franklin Select U.S. Equity Fund
Franklin Growth Opportunities Fund
Franklin Natural Resources Fund
Franklin Small Cap Growth Fund
Franklin Small-Mid Cap Growth Fund
Franklin Strategic Income Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

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Report of Independent Accountants

To the Board of Trustees of

Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Smaller Companies Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Templeton Developing Markets Trust
Franklin Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Franklin ETF Trust
Franklin Managed Trust
Franklin Limited Duration Income Trust
Franklin Templeton ETF Trust

and the Board of Directors of

Templeton Growth Fund, Inc.
Templeton Dragon Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the Funds listed in Attachment I (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2019.  The Funds’ management is responsible for its assertion and the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of May 31, 2019, and with respect to agreement of security purchases and sales, for the period from February 28, 2019 (the date of our last examinations), through May 31, 2019:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 55 security purchases and 55 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2019 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

May 20, 2020

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2 as of May 31, 2019, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2 as of May 31, 2019, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date May 20, 2020

/s/ROBERT G. KUBILIS

Robert G. Kubilis

Chief Financial Officer and Chief Accounting Officer

Templeton, New Jersey and Alternative Strategies Funds Board

Date May 20, 2020

/s/MATTHEW T. HINKLE

Matthew T. Hinkle

Chief Executive Officer - Finance and Administration

Date May 20, 2020

Fund	Period
Templeton Global Investment Trust:
Templeton Emerging Markets Balanced Fund	February 28, 2019 – May 31, 2019
Templeton Emerging Markets Small Cap Fund	February 28, 2019 – May 31, 2019
Templeton Frontier Markets Fund	February 28, 2019 – May 31, 2019
Templeton Global Balanced Fund	February 28, 2019 – May 31, 2019
Templeton Dynamic Equity Fund	February 28, 2019 – May 31, 2019

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	February 28, 2019 – May 31, 2019

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	February 28, 2019 – May 31, 2019
Franklin Flexible Alpha Bond Fund	February 28, 2019 – May 31, 2019
Franklin Select U.S. Equity Fund	February 28, 2019 – May 31, 2019
Franklin Growth Opportunities Fund	February 28, 2019 – May 31, 2019
Franklin Natural Resources Fund	February 28, 2019 – May 31, 2019
Franklin Small Cap Growth Fund	February 28, 2019 – May 31, 2019
Franklin Small-Mid Cap Growth Fund	February 28, 2019 – May 31, 2019
Franklin Strategic Income Fund	February 28, 2019 – May 31, 2019

Franklin High Income Trust:
Franklin High Income Fund	February 28, 2019 – May 31, 2019

Institutional Fiduciary Trust:
Money Market Portfolio	February 28, 2019 – May 31, 2019

Franklin Global Trust:
Franklin Emerging Market Debt Opportunities Fund	February 28, 2019 – May 31, 2019
Franklin International Growth Fund	February 28, 2019 – May 31, 2019
Franklin Global Listed Infrastructure Fund	February 28, 2019 – May 31, 2019

Franklin Gold and Precious Metals Fund	February 28, 2019 – May 31, 2019

Franklin Universal Trust	February 28, 2019 – May 31, 2019

Templeton China World Fund	February 28, 2019 – May 31, 2019

Templeton Emerging Markets Fund	February 28, 2019 – May 31, 2019

Templeton Emerging Markets Income Fund	February 28, 2019 – May 31, 2019

Templeton Funds:
Templeton Foreign Fund	February 28, 2019 – May 31, 2019
Templeton World Fund	February 28, 2019 – May 31, 2019
Templeton International Climate Change Fund	February 28, 2019 – May 31, 2019

Templeton Global Income Fund	February 28, 2019 – May 31, 2019

Templeton Global Smaller Companies Fund	February 28, 2019 – May 31, 2019

Templeton Growth Fund, Inc.	February 28, 2019 – May 31, 2019

Templeton Income Trust:
Templeton Emerging Markets Bond Fund	February 28, 2019 – May 31, 2019
Templeton Global Bond Fund	February 28, 2019 – May 31, 2019
Templeton Global Total Return Fund	February 28, 2019 – May 31, 2019
Templeton International Bond Fund	February 28, 2019 – May 31, 2019

Franklin Custodian Funds:
Franklin DynaTech Fund	February 28, 2019 – May 31, 2019
Franklin Growth Fund	February 28, 2019 – May 31, 2019
Franklin Income Fund	February 28, 2019 – May 31, 2019
Franklin U.S. Government Securities Fund	February 28, 2019 – May 31, 2019
Franklin Utilities Fund	February 28, 2019 – May 31, 2019
Franklin Focused Growth Fund	February 28, 2019 – May 31, 2019

Franklin Strategic Mortgage Portfolio	February 28, 2019 – May 31, 2019

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	February 28, 2019 – May 31, 2019
Franklin Balanced Fund	February 28, 2019 – May 31, 2019
Franklin Convertible Securities Fund	February 28, 2019 – May 31, 2019
Franklin Equity Income Fund	February 28, 2019 – May 31, 2019
Franklin Floating Rate Daily Access Fund	February 28, 2019 – May 31, 2019
Franklin Low Duration Total Return Fund	February 28, 2019 – May 31, 2019
Franklin Real Return Fund	February 28, 2019 – May 31, 2019
Franklin Total Return Fund	February 28, 2019 – May 31, 2019

Franklin Templeton Global Trust:
Templeton Global Currency Fund	February 28, 2019 – May 31, 2019

Franklin Templeton International Trust:
Franklin India Growth Fund	February 28, 2019 – May 31, 2019

Templeton Developing Markets Trust	February 28, 2019 – May 31, 2019

Franklin Fund Allocator Series:
Franklin Conservative Allocation Fund	February 28, 2019 – May 31, 2019
Franklin Corefolio Allocation Fund	February 28, 2019 – May 31, 2019
Franklin Founding Funds Allocation Fund	February 28, 2019 – May 31, 2019
Franklin Growth Allocation Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart Retirement Income Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2020 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2025 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2030 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2035 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2040 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2045 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2050 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin LifeSmart 2055 Retirement Target Fund	February 28, 2019 – May 31, 2019
Franklin Moderate Allocation Fund	February 28, 2019 – May 31, 2019
Franklin NextStep Conservative Fund	February 28, 2019 – May 31, 2019
Franklin NextStep Moderate Fund	February 28, 2019 – May 31, 2019
Franklin NextStep Growth Fund	February 28, 2019 – May 31, 2019
Franklin Payout 2019 Fund	February 28, 2019 – May 31, 2019
Franklin Payout 2020 Fund	February 28, 2019 – May 31, 2019
Franklin Payout 2021 Fund	February 28, 2019 – May 31, 2019
Franklin Payout 2022 Fund	February 28, 2019 – May 31, 2019

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth VIP Fund	February 28, 2019 – May 31, 2019
Franklin Founding Funds Allocation VIP Fund	February 28, 2019 – May 31, 2019
Franklin Income VIP Fund	February 28, 2019 – May 31, 2019
Franklin Mutual Global Discovery VIP Fund	February 28, 2019 – May 31, 2019
Franklin Mutual Shares VIP Fund	February 28, 2019 – May 31, 2019
Franklin Rising Dividends VIP Fund	February 28, 2019 – May 31, 2019
Franklin Small Cap Value VIP Fund	February 28, 2019 – May 31, 2019
Franklin Small-Mid Cap Growth VIP Fund	February 28, 2019 – May 31, 2019
Franklin Strategic Income VIP Fund	February 28, 2019 – May 31, 2019
Franklin VolSmart Allocation VIP Fund	February 28, 2019 – May 31, 2019
Templeton Developing Markets VIP Fund	February 28, 2019 – May 31, 2019
Templeton Foreign VIP Fund	February 28, 2019 – May 31, 2019
Templeton Growth VIP Fund	February 28, 2019 – May 31, 2019
Templeton Global Bond VIP Fund	February 28, 2019 – May 31, 2019

Templeton Dragon Fund, Inc.	February 28, 2019 – May 31, 2019

Templeton Institutional Funds:
International Equity Series	February 28, 2019 – May 31, 2019
Global Equity Series	February 28, 2019 – May 31, 2019

Franklin ETF Trust:
Franklin Liberty Short Duration U.S. Government ETF	February 28, 2019 – May 31, 2019

Franklin Managed Trust:
Franklin Rising Dividends Fund	February 28, 2019 – May 31, 2019

Franklin Limited Duration Income Trust	February 28, 2019 – May 31, 2019

Franklin Templeton ETF Trust:
Franklin LibertyQ Emerging Markets ETF	February 28, 2019 – May 31, 2019
Franklin LibertyQ Small Cap Equity ETF	February 28, 2019 – May 31, 2019
Franklin LibertyQ Mid Cap Equity ETF	February 28, 2019 – May 31, 2019
Franklin LibertyQ U.S. Equity ETF	February 28, 2019 – May 31, 2019
Franklin FTSE Asia ex Japan ETF	February 28, 2019 – May 31, 2019
Franklin FTSE South Korea ETF	February 28, 2019 – May 31, 2019
Franklin FTSE Russia ETF	February 28, 2019 – May 31, 2019